Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

CUIT 30-70496280-7

April 30, 2014

Buenos Aires

To the Comisión Nacional de Valores (National Securities Commission)

To Whom It May Concern,

In compliance with the requirements set forth by the Comisión Nacional de Valores, we write to report that the Ordinary Shareholders’ Meeting (the “Meeting”) of Grupo Financiero Galicia S.A. (the “Company”) was held on April 29, 2014 at 12:03 p.m. and was presided over by Mr. Eduardo Escasany. The Meeting was attended by 45 shareholders (the “Shareholders”), of which 21 were present in person and 24 were represented by proxy. The Shareholders represented 281,221,650 Class A Ordinary Shares, with each share entitled to five votes, representing both a capital stock value of 281,221,650 pesos and 1,406,108,250 votes, and 757,720,430 Class B Ordinary Shares, with each share entitled to one vote, representing a capital stock value of 757,720,430 pesos, together, totaling 1,038,942,080 shares. There was a quorum of 79.90% of capital stock of Ps. 1,300,264,597 and 89.22% of the 2,163,828,680 votes. The capital stock was determined in accordance with the merger approved during the Extraordinary Shareholders’ Meeting held on November 21, 2013, that was accepted by Resolution No. 17,300 issued by the Comisión Nacional de Valores on February 27, 2014 and that is pending inscription at the local Commerce Public Registry. In consideration of the capital stock that is registered at the local Commerce Public Registry totaling Ps. 1,241,407,017, the shareholders were holders of 83.69% of the capital stock and 91.44 % of the total votes.

Pursuant to the requirements of Section 4, Chapter II, Title II of the rules of the Comisión Nacional de Valores, the summary of the resolutions adopted with respect to each item of the agenda of the April 29, 2014 Shareholders’ Meeting (the “Agenda”) is as follows:

FIRST ITEM OF THE AGENDA: “Appointment of two shareholders to sign the minutes”:

It was approved that the following four shareholders sign the minutes: Mr. Arturo Santillán, Mr. Adolfo Tamini, Susana M. Valussi and Matías C. Arevalo.

SECOND ITEM OF THE AGENDA: “Examination of the business affairs of our controlled company, Banco de Galicia y Buenos Aires S.A. and the position to be adopted by Grupo Financiero Galicia S.A. over certain issues to be dealt with at the next shareholders’ meeting of Banco de Galicia y Buenos Aires S.A.”.

GRUPO FINANCIERO GALICIA S.A.

CUIT 30-70496280-7

It was approved that the agent of the Company will vote at the next shareholder’s meeting of Banco de Galicia y Buenos Aires S.A. to be held on April 29, 2014 at 16:00 hrs. as follows: (i) for the proposals made by the Board of Directors of Banco de Galicia y Buenos Aires S.A. regarding items 1, 2, 3, 5, 6 and 10; (ii) regarding item 7, to approve to fix an amount of Ps. 1,880,000 to make advance payments of independent directors fees during the fiscal year starting on January 1, 2014 ad-referendum of the shareholders’ meeting that considers the documentation corresponding to said fiscal year; (iii) for the proposals made by the Board of Directors of Banco de Galicia y Buenos Aires S.A. regarding item 11; (iv) for the approval of the performance of the Board of Directors and the Supervisory Syndics’ Committee; (v) that the number of regular directors be fixed at seven (7) and that the number of alternate directors be fixed at five (5); for the acceptance of the resignations of Mr. Luis María Ribaya and Mr. Raúl H. Seoane; for the re-election of Mr. Pablo Gutierrez, Mr. Luis María Ribaya and Mr. Raúl H. Seoane as regular directors with a three (3) year term of office; and (vi) for the re-election of Messrs. Enrique Mariano Garda Olaciregui, Norberto D. Corizzo and Luis A. Díaz as regular syndics and for the re-election of Messrs. Miguel N. Armando, Fernando Noetinger and Mr. Horacio Tedín as alternate syndics.

THIRD ITEM OF THE AGENDA: “Examination of the Balance Sheet, Income Statement, and other documents as set forth by Section 234, subsection 1 of the Law of Commercial Companies, and the Annual Report and Report of the Supervisory Syndics’ Committee for the 15th fiscal year ended December 31, 2013.”

The documents under discussion were approved.

FOURTH ITEM OF THE AGENDA: “Treatment to be given to the financial results and dividend distribution of fiscal year ended December 31, 2013.”

It was approved that the Ps.1,823,653,745.67 profit of the fiscal year be distributed as follows: a) the amount of Ps. 91,182,687.28 is to be allocated to the creation of the Legal Reserve, pursuant to Section 70 of Law 19,550; b) the amount of Ps. 38,595,718.93 is to be allocated to the payment of dividends in cash what represents 2.9682% with regard to 1,300,264,597 Class A and B Ordinary Shares with a face value of Ps. 1 each; and c) the remaining amount of Ps. 1,693,875,339.46 is to be allocated to the Discretionary Reserve due to the fact that 1) the majority of profits for the fiscal year correspond to income by holdings and not to realized and liquid profits that may be distributed, and 2) due to the need to pay Notes.

FIFTH ITEM OF THE AGENDA: “Approval of the Board of Directors and Supervisory Syndics’ Committee performances.”

The performances of the Board of Directors and the Supervisory Syndics’ Committee were approved.

SIXTH ITEM OF THE AGENDA: “Supervisory Syndics’ Committee’s compensation.”

The compensation for the Supervisory Syndics’ Committee was approved in the amount of Ps. 650,000.

GRUPO FINANCIERO GALICIA S.A.

CUIT 30-70496280-7

SEVENTH ITEM OF THE AGENDA: “Board of Directors’ compensation.”

For the fiscal year under analysis, it was approved that the directors receive a compensation of Ps. 966,125.

It was stated that the compensation paid to the director designated by the National Government has been deposited into an account of the Ministry of Economy and Public Finance pursuant Decree No. 1278/2012.

EIGHTH ITEM OF THE AGENDA: “Granting of authorization to the Board of Directors to make advance payments of directors’ fees, during the fiscal year beginning on January 1, 2014, ad-referendum of the shareholders’ meeting that considers the documentation corresponding to said fiscal year.”

It was approved to authorize the Board of Directors to make payments in advance for up to Ps. 1,312,000 on account of fees to directors, ad-referendum of the decision made at the Shareholders’ Meeting that considers the documents belonging to fiscal year starting on January 1, 2014.

NINTH ITEM OF THE AGENDA: “Election of three syndics and three alternate syndics for one-year term of office.”

The reelection of Dr. Enrique M. Garda Olaciregui and the public accountants Norberto D. Corizzo and Luis A. Díaz as regular syndics, and the lawyers Miguel N. Armando, Fernando Noetinger and Horacio Tedín as alternate syndics all of them for a one (1) year term of office was approved.

TENTH ITEM OF THE AGENDA: “Determination of the number of directors and alternate directors and, if appropriate, election thereof for the term established by the Company’s bylaws until reaching the number of directors determined by the Shareholders’ meeting.”

(i) It was approved to accept the resignations of the Alternate Directors Mr. Sergio Grinenco and Mr. Alejandro María Rojas Lagarde; (ii) It was approved to fix the number of regular directors at nine (9) and the number of alternate directors at four (4), (iii) It was resolved to re-elect Messrs. Federico Braun, Silvestre Vila Moret and Juan Miguel Cuattromo as regular directors, the first two for a three (3) year term of office and the last one for a one (1) year term of office. In addition, Juan Miguel Cuattromo has been designated by the Direction of Companies with Government Participation; and (iv) It was approved to re-elect Ms. María Ofelia Hordeñana de Escasany and Mr. Sergio Grinenco and Mr. Alejandro María Rojas Lagarde, as alternate directors, all of them for a three (3) year period.

Additionally, it was approved that alternate directors replace regular directors in the following order: María Ofelia H. de Escasany, Sergio Grinenco, Alejandro M. Rojas Lagarde and Luis S. Monsegur; and that alternate directors replace independent regular directors in the following order: Alejandro M Rojas Lagarde and Luis S. Monsegur.

GRUPO FINANCIERO GALICIA S.A.

CUIT 30-70496280-7

ELEVENTH ITEM OF THE AGENDA: “Compensation of the independent accountant certifying the Financial Statements for fiscal year 2013.”

It was approved that the compensation for the accountant who certified the Financial Statements for fiscal year 2013 be fixed in Ps. 1,174,000.

TWELFTH ITEM OF THE AGENDA: “Appointment of the independent accountant and alternate accountant to certify the Financial Statements for fiscal year 2014.”

The appointment of the accountants Santiago José Mignone and Carlos Martín Barbafina as independent accountant and alternate accountant, respectively, was approved. Both accountants are from Price Waterhouse & Co. S.R.L

THIRTEENTH ITEM OF THE AGENDA: “Delegation of the necessary powers to the Board of Directors and/or sub-delegation to one or more of its members and/or to one or more members of the Company’s management and/or to whom the Board of Directors designates in order to determine the terms and conditions of the Global Program for the issuance of simple, short, mid-and/or long term Notes, non-convertible into shares and the Notes that will be issued under the same Program.”

It was approved that the necessary powers be delegated to the Board of Directors and/or sub-delegation to one or more of its members and/or to one or more members of the Company’s management and/or to whom the Board of Directors designates in order to determine the terms and conditions of the Global Program and the Notes to be issued within the same program, up to the amount set by the named Shareholders’ Meeting, including the date in which the file will be completed before the applicable offices.

Yours sincerely,

A. Enrique Pedemonte

Attorney-in-fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.